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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Chang Kuo Wei (Herbert) (Last) (First) (Middle)		Marvell Technology Group Ltd. (MRVL)

	700 First Avenue (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			March 17, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Sunnyvale CA 94089 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $0.002 per share		03/17/03				S			2,800	D	19.2				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			1,500	D	19.05				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,400	D	19.35				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			100	D	20				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			73	D	19.05				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			6,200	D	19.95				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			3,000	D	19.07				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			1,300	D	19.45				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			1,000	D	19.12				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			1,800	D	19.95				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,000	D	19.1				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			3,700	D	19.45				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			5,000	D	19.63				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,400	D	19.3				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,100	D	19.55				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,600	D	19.78				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			900	D	19.56				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			600	D	19.3				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			2,200	D	19.2				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,400	D	19.25				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			600	D	19.31				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			5,000	D	19.7				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			5,100	D	19.85				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			2,900	D	19.85				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			1,427	D	19.07				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			600	D	19.38				I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share		03/17/03				S			4,400	D	19.8		855,500		I		By Investar Burgeon Venture Capital, Inc.

	Common Stock, par value $0.002 per share													260,000		I		By Investar Dayspring Venture Capital, Inc.

	Common Stock, par value $0.002 per share													3,263,220		I		By Investar Semiconductor Development Fund, Inc.

	Common Stock, par value $0.002 per share													50,796		I		By Investar Capital, Inc.

	Common Stock, par value $0.002 per share													50,000		I		By Investar Excelsus Venture Capital (Int’l.) Inc.

	Common Stock, par value $0.002 per share													184,616		I		By Forefront Venture Partners, L.P.

	Common Stock, par value $0.002 per share													181,000		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$15.00

	Stock Option (Right to Buy)		$20.58

	Stock Option (Right to Buy)		$21.59

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	06/26/10		Common Stock	30,000				30,000		D

	(2)	06/26/11		Common Stock	6,000				6,000		D

	(3)	06/21/12		Common Stock	6,000				6,000		D

Explanation of Responses:

(1) - Of such 30,000 shares, not all shares are fully vested, and until fully vested, if exercised, would be subject to repurchase by the Company in the event of termination of the reporting person's services as a non-employee director of the Company. Vests 20% on 06/26/01 and 500 shares per month from 07/26/01 through 06/25/05. Reflects non-discretionary grants under 1997 Directors Plan.

(2) - Of such 6,000 shares, not all shares are fully vested, and until fully vested, if exercised, would be subject to repurchase by the Company in the event of termination of the reporting person's services as a non-employee director of the Company. Vests 500 shares per month from 07/21/05 through 06/21/06. Reflects non-discretionary grants under 1997 Directors Plan.

(3) - Of such 6,000 shares, not all shares are fully vested, and until fully vested, if exercised, would be subject to repurchase by the Company in the event of termination of the reporting person's services as a non-employee director of the Company. Vests 500 shares per month from 07/21/06 through 06/21/07. Reflects non-discretionary grants under 1997 Directors Plan.

/s/ Kuo Wei (Herbert) Chang	March 19, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.